FNX Mining Company Inc. 2003 Second Quarter Report

Emerging Producer...
 ...Aggressive Explorer

Management's Discussion and Analysis

Management's Discussion and Analysis

Highlights

  Production was initiated at McCreedy West on May 26, 2003.

  $48 million financing from sale of 7.5 million shares commenced in the second quarter of 2003, closed July 11, 2003.

  Positive exploration results from 2003 exploration program.

Results of Operations

($Cdn 000's, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Revenue	$206	$39	$418	$62
Net loss	$(825)	$(112)	$(1,235)	$(201)

Loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Revenue in all reported periods consists entirely of interest income.

Administrative costs during the second quarter of 2003 were $0.9 million compared to $0.1 million during the same period last year. Administrative costs for the first six months of 2003 were $1.5 million compared to $0.3 million during the same period last year. The increased administrative costs in all reporting periods of 2003 against comparable 2002 reporting periods reflected the increase in professional and technical staff required to support the additional exploration and mining activity of the Company, costs pursuant to the AMEX listing, enhanced investor relations efforts and increased capital taxes due to increased net assets. The 2003 interest expense relates to flow-through share funds raised in 2002 which are being spent in 2003.

Financial Condition

Cash and short-term deposits at June 30, 2003 totaled $23.4 million compared to 30.9 million at December 31, 2002. During the second quarter of 2003, $6.3 million was spent on the Sudbury Basin exploration and development properties and $0.9 million was spent on administrative costs. Effective July 11, 2003, the Company issued 7,500,000 shares for net proceeds of $45.5 million. The cash was raised to fund exploration and mine development on the Inco Properties and for general corporate purposes. Non-cash working capital decreased $0.5 million in the quarter mostly due to increased payables associated with the AMEX listing and the July 2003 equity financing. The Company has no debt. The Company's mineral exploration assets at June 30, 2003 totaled $23.6 million compared to $12.9 million at year end 2002. The rapid increase in exploration is a result of the aggressive program the Company, together with Dynatec Corporation, its 25% Sudbury Joint Venture partner, have implemented for 2003.

Exploration and Development Activities

During the second quarter of 2003, a total of 117,262 ft of drilling was completed in 128 holes on the properties and 4,531 samples were submitted for assay. Drilling programs for the balance of the year will focus on continued testing of the Phase 1 mining targets such as the Inter Main, East Main and 950 Deposits. Drilling to upgrade Phase 2 mining targets such as the PM Deposit at McCreedy West and the Levack Mine area will include both underground and surface programs. In addition, drilling will continue at the Norman Property where the potential of the 2000 Deposit will be further tested. Advanced exploration targets will also be pursued at Victoria and the North Range Footwall Projects. Following the announcement of the initial resource estimate on February 28, 2003, efforts during the second quarter of 2003 focused on identifying a reserve estimate to support mining activities at McCreedy West. These activities culminated July 24, 2003 with the announcement of an initial probable reserve. This reserve, in the probable category, comprised 1.24 million tons grading 1.91% nickel and 0.23% copper in the contact type deposit and 0.12 million tons grading 0.8% nickel, 6.8% copper and 0.17 ounces per ton of platinum, palladium and gold in the footwall-type deposits. This reserve is adequate to support the proposed mining plan for Phase 1 mining of the McCreedy West Deposits.

Pre-Production Activities

Production commenced at the McCreedy West Mine on May 26, 2003. Total production in the quarter and year-to-date amounted to 9,500 tons from both nickel-rich contact deposits and copper-rich footwall deposits. By May month end, 3,000 tons of ore had been shipped to the Inco Clarabelle Mill. Further shipments were suspended due to the labour dispute at Inco. Approximately 3,500 tons of ore has been stockpiled on surface at McCreedy West with a further 3,000 tons stored underground in the mine. No revenue from production has been recognized by the Company to date. Mine development is proceeding at an accelerated pace to achieve access to the nickel-rich Inter Main and East Main Deposits.

Metal Price and Exchange Rate Outlook

FNX Mining is exploring and developing nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price fluctuations will significantly affect the results of operations and economics of a mineral resource. The monitoring of price movements and trends for our target metals are essential to understand and monitor the viability of the Company's assets. Most of the costs incurred by the Company are denominated in Canadian dollars. Revenue from metal sales is quoted and earned in US dollars. The US:Canadian exchange rate will also significantly affect the results of operations of the Company. The Company has not hedged metal prices or exchange rates. Official closing prices as at June 30, 2003 for the reported commodities were:

Nickel (lb.) (LME)	US$	3.81
Copper (lb.) (LME)	US$	0.75
Platinum (oz.) (London PM fix)	US$	665
Palladium (oz.) (London PM fix)	US$	179
Gold (oz.) (London PM fix)	US$	346
Cobalt (lb.) (Metall Bulletin)	US$	10.65

$ Canadian: $ US		0.74

Bloomsbury Mineral Economics reported nickel prices increased slightly in the quarter due to a combination of strong economic activity in Asia and a labour dispute at Inco which reduced production despite the release of some 60,000 tonnes of a strategic nickel inventory by Norilsk. Prices are expected to maintain current levels for the near term and could increase with continued strength in the Asian economy.

BMO Nesbitt Burns reported copper prices increased slightly in the quarter due to a modest increase in demand and a reduction in inventories at the exchanges. A summer slowdown could limit price increases in the near term with increased economic activity coinciding with seasonal demands providing the catalyst for improved prices for the balance of the year.

Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices increased in the quarter due to continued strength on tight supplies. Palladium continued to trade in the US$150 to $190 per ounce range due to oversupply and a thin market. Johnson Matthey expects the metal to remain range bound in the near term. Gold prices fell in the quarter as any war premium was removed from the price.

The US dollar weakened against the Canadian dollar during the quarter. The US economy did not produce a clear signal as to future strength or weakness which made for a fairly volatile quarter for exchange rates. The Canadian economy showed relative strength against the US economy during the quarter and the exchange rate increased. The Company has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

On behalf of the Board

Signed

Terry MacGibbon
President and Chief Executive Officer
August 23, 2003

FNX Mining Company Inc.
Balance Sheets
(Canadian dollars in 000's) (Unaudited)

	As at	As at
	June 30	December 31
	2003	2002

Assets
CURRENT ASSETS
Cash	$22,278	$30,159
Short-term deposits	1,111	774
Accounts receivable	670	975
Prepaid expenses and other	267	43

	24,326	31,951

CAPITAL ASSETS (Note 2)	246	252
MINERAL EXPLORATION
PROPERTIES (Note 3)	23,632	12,880

	$48,204	$45,083

Liabilities and Shareholders' Equity

Liabilities
CURRENT LIABILITIES
Accounts payable and accrued Liabilities
	$2,016	$992

Shareholders' Equity

CAPITAL STOCK (Note 4)	57,218	53,886

Special WARRANTS (Note 5)	-	-

DEFICIT	(11,030)	(9,795)

	46,188	44,091

	$48,204	$45,083

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.
Statements of Operations and Deficit
(Canadian dollars in 000's, except per share data) (Unaudited)

		Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

INCOME
Interest earned	$206	$39	$418	$62

COST AND EXPENSES
Administration	671	146	1,085	248
Exploration
administration	233	4	414	14
Amortization	33	1	58	1
Interest	94	-	96	-

	1,031	151	1,653	263

OPERATING LOSS	(825)	(112)	(1,235)	(201)

Deficit, beginning
of period	(10,205)	(6,669)	(9,795)	(5,966)
Less: Financing charges	-	-	-	(614)

Deficit, end of period	(11,030)	(6,781)	(11,030)	(6,781)

Net loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.
Statements of Cash Flow
(Canadian dollars in 000's, except per share data) (Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

CASH PROVIDED BY (USED IN):

Operating activities:
Net loss	$(825)	$(112)	$(1,235)	$(201)

Amortization	33	1	58	1
Change in non-cash
working capital
balances	493	1,122	1,105	914

	(299)	1,011	(72)	714

Investing activities:
Short term investments	(5)	(4)	(337)	67
Purchase of capital assets	(2)	(8)	(52)	(178)
Mineral exploration
properties:
Exploration
expenditure	(6,337)	(1,699)	(10,752)	(4,899)

	(6,344)	(1,711)	(11,141)	(5,010)

Financing activities:
Common shares issued	387	1,856	3,332	13,012
Special warrants issued
(converted)	-	(1,170)	-	(1,320)
Financing costs	-	-	-	(614)

	387	686	3,332	11,078

(Decrease) increase
in cash	(6,256)	(14)	(7,881)	6,782
Cash:
Beginning of
the period	28,534	7,000	30,159	204

End of
the period	$22,278	$6,986	$22,278	$6,986

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.

Notes to the Financial Statements
For the period ending June 30, 2003
(Canadian dollars in 000's, except per share data) (Unaudited)

1. Accounting Policies

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2002 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2002 audited financial statements and the accompanied notes contained in the Company's Annual Report.

2. Capital Assets (Cdn $000's)

Capital assets are carried at cost less accumulated amortization. The Company amortizes its capital assets using the following rates and amortization methods:

Computer hardware:	Straight line over 4 years
Furniture & equipment:	Straight line over 5 years
Equipment:	Straight line over 5 years
Computer software:	Straight line over 3 years

Leasehold improvements are amortized on the straight-line basis over a period of five years.

						December 31,
				June 30, 2003		2002

				Accumu-
				lated	Net	Net
	Opening		Closing	Amorti-	Book	Book
	Balance	Additions	Balance	zation	value	value

Office equipment	$68	$21	$89	$24	$65	$54
Furniture and
fixtures	33	-	33	10	23	27
Computer
hardware	103	25	128	42	86	76
Computer
software	118	4	122	62	60	76
Leasehold
improvements	38	2	40	28	12	19

	$360	$52	$412	$166	$246	$252

3. Mineral Properties
(Cdn $000's)
Exploration and acquisition expenditures:

	December 31	Incurred	June 30
	2002	this YTD	2003

Alaska, USA
Gunsite	$205	$-	$205

	205	-	205

Ontario
Larder Lake	1,128	-	1,128
Fawcett Township	951	-	951
Sudbury Basin:
McCreedy West	4,699	6,964	11,663
Levack	1,900	542	2,442
Victoria	1,589	552	2,141
Norman	1,908	1,432	3,340
Kirkwood	172	2	174
North Range Footwall	324	300	624
Other	4	-	4

	12,675	9,792	22,467

Total	12,880	9,792	22,672

Development
expenditures:

McCreedy West	-	960	960

Total Mineral
Properties	$12,880	$10,752	$23,632

4. Capital Stock (Cdn $000's, except share information)

Shares issued:

	Shares	Consideration

Balance December 31, 2002	36,302,540	$53,886

Issued during 2003:
Special Warrants exercised
to March 31	1,946,129	2,433
Stock options exercised
to March 31	428,500	512
Stock options exercised
April 1 to June 30	478,500	387

	2,853,129	3,332

Balance June 30, 2003	38,155,669	$57,218

5. Special Warrants

Balance December 31, 2002	1,946,129
Exercised to March 31, 2003	1,946,129

Outstanding as at June 30, 2003	-

6. Stock Options

The following table reflects the status of the share option plan and activity for the three-month period ended June 30, 2003.

		Weighted
	Options	Average Price

_
Outstanding, March 31, 2003	2,856,500	$2.56
Granted during the quarter	465,000	$5.50
Exercised during the quarter	(478,500)	$0.81

Outstanding, June 30, 2003	2,843,000	$3.24

Options exercisable, June 30, 2003	2,258,500	$3.04

The Company records no expense when it issues options. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company's results (Cdn $000's, except per share information) would have been as follows:

	Three months	Six months
	ended	ended
	June 30, 2003	June 30, 2003

Fair value of options granted
and compensation expense	$700	$1,023
Pro forma net loss	$1,525	$2,258
Pro forma basic loss per share	$0.04	$0.06

The fair value of stock options granted is estimated using the Black-Scholes options pricing model on the date of grant with the following weighted average assumptions:

Stock price at grant date	$ 5.94
Exercise price	$ 5.94
Expected life of options (years)	2.0
Expected stock price volatility	99%
Expected dividend yield	Nil
Risk-free interest rate	3%

7. Comparative Figures

Certain of the 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

8. Subsequent Event (Cdn $000's, except share information)

On July 11, 2003, the Company issued 7,500,000 shares at $6.45 per share for proceeds of $48.4 million. Issuing costs of $2.9 million will be netted against these proceeds for net proceeds to the Company of $45.5 million. As of July 11, 2003, the equity of the Company (Cdn $000's, except share information) was:

	Shares	Consideration

Balance June 30, 2003 (see note 4)	39,155,669	$57,218
Additions July 11, 2003	7,500,000	45,500

Balance July 11, 2003	46,655,669	$102,718

Corporate Information

Directors

James W. Ashcroft
Consulting Mining Engineer Former President, Ontario Division, Inco Limited

Wayne G. Beach
Barrister and Solicitor

Robert D. Cudney
President and CEO
of Northfield Capital Corporation

Terry MacGibbon
President and CEO

Terrence Podolsky
Consulting Geologist Former VP Exploration, Inco Limited

Donald M. Ross
Chairman of Jones, Gable & Company

Officers

Terry MacGibbon
President and CEO

James M. Patterson, Ph.D.
Vice President Exploration

David W. Constable
Vice President Investor Relations and Corporate Affairs

Gord Morrison
Director of Exploration

John C. Ross, C.A.
Chief Financial Officer

Head Office

55 University Avenue Suite 700 Toronto, Ontario, Canada M5J 2H7
Tel 416 628 5929 Fax 416 360 0550
Email: info@fnxmining.com

Sudbury Field Office

1300 Kelly Lake Road
Sudbury, Ontario, Canada P3E 5P4
Tel 705 671 1779 Fax 705 671 1137

Web Site www.fnxmining.com

Bank

The Royal Bank of Canada Royal Bank Plaza Toronto, Ontario M5J 2J5

Transfer Agent

CIBC Mellon Trust Company 320 Bay Street PO Box 903 Toronto, Ontario M5H 4A6

Counsel

Goodman and Carr llp
Suite 2300
200 King Street West, Toronto, Ontario M5H 3W5

Auditors

Smith, Nixon and Co llp
Suite 1900 390 Bay Street Toronto, Ontario M5H 2Y2

Listing

Toronto Stock Exchange American Stock Exchange Symbol "FNX"

Capitalization: $298,000,000

(August 8, 2003)

Share Price

52 Week High/Low: $7.48/3.95

Issued and Outstanding Shares:

39,155,669
(June 30, 2003)

46,655,669
(July 11, 2003)

Fully Diluted Shares:

41,998,669
(June 30, 2003)

49,498,669
(July 11, 2003)

Major Shareholders (>10%) Dundee Wealth Management Inc

Cash: $65,000,000
(July 31, 2003)

Debt:

Nil